Exhibit 99.1

Bitdeer Announces Proposed Private Placement of US$300.0 Million of Convertible Senior Notes

SINGAPORE, February 19, 2026 (EST) — Bitdeer Technologies Group (Nasdaq: BTDR) (“Bitdeer”), a world-leading technology company for Bitcoin mining and AI infrastructure, today announced that it intends to offer, subject to market conditions and other factors, US$300.0 million principal amount of Convertible Senior Notes due 2032 (the “notes”) in a private placement (the “notes offering”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Bitdeer also intends to grant the initial purchasers of the notes an option to purchase, for settlement within a 13-day period beginning on, and including, the date on which the notes are first issued, up to an additional US$45.0 million principal amount of notes.

The notes will be general, senior unsecured obligations of Bitdeer and will accrue interest payable semiannually in arrears. Upon conversion, Bitdeer will pay or deliver, as the case may be, cash, Class A ordinary shares, par value US$0.0000001 per share, of Bitdeer (the “Class A ordinary shares”) or a combination of cash and Class A ordinary shares, at its election. The interest rate, initial conversion rate, repurchase or redemption rights and certain other terms of the notes will be determined at the time of pricing of the notes offering.

Use of Proceeds

Bitdeer intends to use a portion of the net proceeds from the notes offering, together with the net proceeds from the registered direct offering described below, if consummated, to pay the cost of the capped call transactions that Bitdeer will enter into with one or more of the initial purchasers or affiliates thereof and/or other financial institutions (the “option counterparties”) and to pay the cash consideration for the concurrent note repurchase transactions, each as described below. Bitdeer intends to use the remaining net proceeds from the notes offering for datacenter expansion, HPC and AI cloud business expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, Bitdeer expects to use the net proceeds from the sale of the additional notes to enter into additional capped call transactions with the option counterparties and the remaining net proceeds for datacenter expansion, HPC and AI cloud business expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes as described above.

Capped Call Transactions

In connection with the pricing of the notes, Bitdeer intends to enter into privately negotiated capped call transactions with the option counterparties. The capped call transactions will cover, subject to customary adjustments, the number of Class A ordinary shares that initially underlie the notes. The capped call transactions are expected to offset the potential dilution to the Class A ordinary shares as a result of any conversion of the notes. If the initial purchasers exercise their option to purchase additional notes, Bitdeer expects to use a portion of the net proceeds from the sale of the additional notes to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedges of the capped call transactions, Bitdeer expects that the option counterparties and/or their respective affiliates may enter into various derivative transactions with respect to the Class A ordinary shares concurrently with or shortly after the pricing of the notes, including with certain investors in the notes. This activity could increase (or reduce the size of any decrease in) the market price of the Class A ordinary shares or the notes at that time.

In addition, Bitdeer expects that the option counterparties and/or their respective affiliates may modify or unwind their hedge positions by entering into or unwinding various derivative transactions and/or purchasing or selling the Class A ordinary shares or other securities of Bitdeer in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during the 40 trading day period beginning on the 41st scheduled trading day prior to the maturity date of the notes, or, to the extent Bitdeer exercises the relevant election under the capped call transactions, following any repurchase, redemption or conversion of the notes). This activity could also cause or avoid an increase or a decrease in the market price of the Class A ordinary shares or the notes, which could affect a holder’s ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount and value of the consideration that a holder will receive upon conversion of the notes.

Concurrent Registered Direct Offering and Note Repurchase Transactions

In a separate press release, Bitdeer also announced today its intention to offer, subject to market and other conditions, its Class A ordinary shares in a separate, registered direct offering (the “registered direct offering”). Bitdeer intends to use the net proceeds from the registered direct offering, together with a portion of the net proceeds from the notes offering, to repurchase a portion of its 5.25% convertible senior notes due 2029 (the “November 2029 notes”) in the note repurchase transactions described below.

Concurrently with the pricing of the notes in the notes offering, Bitdeer expects to repurchase a portion of its November 2029 notes for cash in privately negotiated transactions effected through an initial purchaser in the notes offering or one of its affiliates (each, a “note repurchase transaction”). The terms of each note repurchase transaction will depend on a variety of factors. No assurance can be given as to how much, if any, of the November 2029 notes will be repurchased or the terms on which they will be repurchased. The completion of the registered direct offering is contingent on the completion of the notes offering and the note repurchase transactions, and the completion of the note repurchase transactions is contingent on the completion of the notes offering and the registered direct offering. The completion of the notes offering is not contingent on the completion of the registered direct offering or the note repurchase transactions. This press release shall not constitute an offer to buy or a solicitation of an offer to sell the November 2029 notes.

In connection with any note repurchase transaction, Bitdeer expects that holders of the November 2029 notes who agree to have their November 2029 notes repurchased and who have hedged their equity price risk with respect to such notes (the “hedged holders”) will unwind all or part of their hedge positions by buying the Class A ordinary shares, including pursuant to the registered direct offering, and/or entering into or unwinding various derivative transactions with respect to the Class A ordinary shares. The amount of the Class A ordinary shares to be purchased by the hedged holders or in connection with such derivative transactions may be substantial in relation to the historical average daily trading volume of the Class A ordinary shares. This activity by the hedged holders could increase (or reduce the size of any decrease in) the market price of the Class A ordinary shares, including concurrently with the pricing of the notes. Bitdeer cannot predict the magnitude of such market activity or the overall effect it will have on the price of the notes or the Class A ordinary shares.

The notes and any Class A ordinary shares issuable upon conversion of the notes have not been and will not be registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan, amongst other countries.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, among others, statements relating to Bitdeer’s expectations regarding the proposed terms and the completion, timing and size of the proposed notes offering, the registered direct offering, the note repurchase transactions and the capped call transactions, the expected use of proceeds from the notes offering and the registered direct offering and potential impact of the foregoing or related transactions on the market price of the Class A ordinary shares or the trading price of the notes. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties associated with market conditions, whether Bitdeer will offer the notes in the proposed notes offering or any Class A ordinary shares in the proposed registered direct offering, enter into the note repurchase transactions or the capped call transactions or be able to consummate the proposed notes offering, the registered direct offering, the note repurchase transactions or the capped call transactions at the anticipated size or on the anticipated terms, or at all, and the satisfaction of closing conditions related to the proposed transactions, as well as discussions of potential risks, uncertainties and other factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as those discussed in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond Bitdeer’s control. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

John Ragozzino Jr., CFA

ICR

bitdeer.IR@icrinc.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

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